PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921

May 27, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peapack-Gladstone Financial Corporation
Registration Statement on Form S-3 (Registration No. 333-238267)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Peapack-Gladstone Financial Corporation, a New Jersey corporation, hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 1:30 p.m., Eastern time, on May 29, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Jeffrey J. Carfora
Jeffrey J. Carfora
Senior Executive Vice President and Chief Financial Officer
(Duly Authorized Representative)